SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2021

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item 1: 2022FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 26, 2021

Jaguar Land Rover Automotive plc Interim Report
For the three-month period ended
30 June 2021
Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 14 defines a series of alternative performance measures below.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	Profit/(loss) before tax.

PAT	Profit/(loss) after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q1 FY22	3 months ended 30 June 2021

Q1 FY21	3 months ended 30 June 2020

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover Automotive plc’s Q1 FY22 financial performance was significantly improved from Q1 of the prior year, which was significantly impacted by COVID. However, the global semiconductor shortage constrained production resulting in a loss and negative free cash flow.

Key metrics for Q1 FY22 results, compared to Q1 FY21, are as follows:

•	Retail sales 124,537 vehicles, up 68.1%, with sales higher year-on-year in all regions and across almost all models

•	Wholesales (excl. China JV) of 84,442 vehicles, up 72.6% but 30k units lower (c. 27%) than originally planned due to the chip shortage

•	Revenue of £5.0 billion, up 73.7%, broadly in line with wholesales

•	Loss before tax of £110 million, £303 million lower than the loss of £413 million in Q1 last year

•	Adjusted EBITDA margin of 9.0% (3.6% in Q1 FY21) and Adjusted EBIT margin of (0.9)% (-13.6% in Q1 FY21)

•	Loss after tax (PAT) of £286 million (incl. £176 million tax charge), compared to a £648 million loss in Q1 last year

•	Free cash outflow £996 million, after £571 million of investment spending and £922 million working capital reduction

•	Total liquidity was £5.7 billion, including £3.7 billion total cash and the £1.9 billion undrawn revolving credit facility

•

Incremental liquidity of c £0.9 billion added in July 2021, including €500 million 7 year and $500 million 8 year bonds and £80 million increase in RCF to July 2022. RCF extension to March 2024 increased from £1.31 billion to £1.5 billion.

Market environment and semiconductor supply shortages

•

The increase in Covid vaccinations is encouraging for the ultimate recovery of the global economy and automotive industry, however, there is still uncertainty with infection rates rising as a result of the spread of the delta variant

•

Financial markets continue to trend upwards but are subject to some volatility, notably in response to rising infection rates from new variants of Covid and the rebound in economic activity continues to drive inflationary pressures with commodity prices rising as demand outweighs supply

•

In Q1 FY22, passenger car industry volumes continued to recover from the impact of the pandemic with industry sales across all regions higher year-on-year and quarter-on-quarter, despite the ongoing shortage of semiconductors

•	The shortage of semiconductors is presently very dynamic and difficult to forecast

•

Based on recent input from suppliers, the Company now expect chip supply shortages in the second quarter ended 30 September 2021 to be greater than in the first quarter, potentially resulting in wholesale volumes about 50% lower than planned and a negative EBIT margin with an operating cash outflow of less than £1 billion, although the Company is continuing to work to mitigate this

•	As semiconductor supply improves, the Company expects to achieve a positive EBIT margin and positive free cash flow in the second half of the financial year ending 31 March 2022.

•

However, the broader underlying structural capacity issues will only be resolved as supplier investment in new capacities comes online over the next 12-18 months and so we expect some level of shortages could continue through to the end of the financial year and beyond.

Total automotive industry car volumes (units)

Region	Q1 FY22	Q4 FY21	Qtr on Qtr	Q1 FY21	Year on year
China	5,925,783	5,854,542	1.2%	6,073,680	(2.4%)
Europe (excl. UK)	3,747,801	3,438,323	9.0%	2,372,336	58.0%
UK	595,021	524,301	13.5%	211,665	181.1%
North America	4,779,607	4,299,190	11.2%	3,259,847	46.6%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q1 FY22 sales volumes performance

Total retail sales (including the China JV) were 124,537 units, up 68.1% year-on-year, reflecting the continued recovery in sales from the peak of the pandemic in Q1 last year. As expected, retails in all regions were significantly higher year-on-year including in the UK (up 187%), Europe (up 124%), Overseas (up 71%) North America (up 51%) and China (up 14%). Retail sales of all model families increased in Q1 FY22 year-on-year, led by Range Rover and Defender models. Electrified vehicles made up 65.6% of our retail sales in Q1 FY22, comprising 2.0% BEV’s, 6.5% PHEV’s and 57.1% MHEV’s.

Wholesales (excluding the China JV) totalled 84,442, up 72.6%, year-on-year, but were c. 30,000 units (-27%) lower than planned as a result of the continuing shortage of semiconductor supply. Wholesales in Q1 FY22 were significantly higher year-on-year across all regions and up across all model families, notably Range Rover and also the new Defender.

Jaguar Land Rover’s Q1 FY22 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q1 FY22	Q1 FY21	Change (%)
UK	23,679	8,252	186.9%
North America	31,357	20,833	50.5%
Europe	25,815	11,527	124.0%
China[1]	27,045	23,726	14.0%
Overseas	16,641	9,729	71.0%

Total JLR[1]	124,537	74,067	68.1%

F-PACE	10,457	4,700	122.5%
I-PACE	2,536	2,481	2.2%
E-PACE[1]	7,374	3,593	105.2%
F-TYPE	1,762	927	90.1%
XE1	4,369	4,562	(4.2%)
XF1	2,642	1,946	35.8%
XJ2	12	578	(97.9%)

Jaguar[1]	29,152	18,787	55.2%

Discovery Sport[1]	12,910	10,659	21.1%
Discovery	6,168	4,440	38.9%
Range Rover Evoque[1]	17,622	11,168	57.8%
Range Rover Velar	12,382	7,161	72.9%
Range Rover Sport	16,809	11,607	44.8%
Range Rover	12,300	8,063	52.5%
Defender	17,194	2,182	688.0%

Land Rover[1]	95,385	55,280	72.5%

Total JLR	124,537	74,067	68.1%

[1]	Includes China JV retail volume in Q1 FY22: 14,812 units, up 5.2% year-on-year
[2]	No longer manufactured

Q1 FY22 revenue and profits

For the quarter ended 30 June 2021, revenue was £5.0 billion, up 73.7% year-on-year, broadly in line with the 72.6% growth in wholesales (excluding the China JV).

The lower than planned wholesales due to the chip shortage resulted in a loss before tax of £110 million in Q1 FY22. However, this represented a £303 million improvement on the peak Covid £413 million loss in Q1 last year, primarily reflecting the following factors:

£ million
• Higher wholesales and favourable mix:	+	£ 423
• Lower incentive spending:	+	£ 243
• Reduced Furlough		£(115)
• Admin and selling expense		£ (95)
• Lower capitalisation of engineering costs		£ (75)
• FX and other		£ (78)

In Q1 FY22, the Adjusted EBITDA margin was 9.0% and the loss before interest and tax (Adjusted EBIT) was £46 million (-0.9% margin), compared to an Adjusted EBITDA margin of 3.6% and a loss before interest and tax (Adjusted EBIT) of £389 million (-13.6% margin) in Q1 FY21.

The loss after tax (PAT) was £286 million (incl. £176 million tax charge) in Q1 FY22, a £362 million improvement on the loss of £648 million (incl. £235 million tax charge) in Q1 FY21.

Cash flow, liquidity and capital resources

Q1 FY22 free cash flow was negative £996 million after £571 million of investment spending and £922 million reduction in working capital, including a £1.4 billion reduction in accounts payable, primarily due to the impact of the semiconductor shortage on production. Despite the supply constraints, the £996 million negative free cash flow in the first quarter was significantly lower than the £1.6 billion outflow in Q1 last year during the peak of the pandemic. Of the £571 million total investment spending in Q1 FY22 £383 million was capitalised and £188 million of research and development costs were expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 30 June 2021 were £3.7 billion (comprising £3.0 billion of cash and cash equivalents and £0.7 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £357 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 June 2021, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, and £43 million available under the fleet buy back facility, which combined with total cash of £3.7 billion resulted in total available liquidity of £5.7 billion.

Debt

The following table shows details of the Company’s financing arrangements as at 30 June 2021:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022	400	400	—
£400m 3.875% Senior Notes due Mar 2023	400	400	—
$500m 5.625% Senior Notes due Feb 2023	362	362	—
$700m 7.750% Senior Notes due Oct 2025	506	506	—
$500m 4.500% Senior Notes due Oct 2027	362	362	—
$650m 5.875% Senior Notes due Jan 2028	470	470	—
€650m 2.200% Senior Notes due Jan 2024	559	559	—
€500m 5.875% Senior Notes due Nov 2024	430	430	—
€500m 6.875% Senior Notes due Nov 2026	430	430	—
€500m 4.500% Senior Notes due Jan 2026	430	430	—
$200m Syndicated Loan due Oct 2022	145	145	—
$800m Syndicated Loan due Jan 2025	579	579	—
£110m fleet buyback facility due Dec 2021	113	70	43
China RMB 5b revolving facility due Jun 2023[1]	560	560	—
UKEF loan due Oct 2024	417	417	—
Other[2]	58	58	—
Revolving 5 year credit facility	1,935	—	1,935
Finance lease obligations[3]	594	594	—

Subtotal	8,750	6,772	1,978

Prepaid costs	—	(32)	—
Fair value adjustments[4]	—	(0)	—

Total	8,750	6,740	1,978

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review. This is fully drawn, equivalent to GBP 560 million at 30th June 2021 bookkeeping FX rates
[2]	Primarily an advance as part of a sale and leaseback transaction as well as parts factoring in China
[3]	Lease obligations accounted for as debt under IFRS 16
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 24-27 of the Annual Report 2020-21 of the Group (available at https://www.jaguarlandrover.com/annual-report-2021) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2020-21 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY22.

Off-balance sheet financial arrangements

At 30 June 2021, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £203 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Post balance sheet items

On 14 July 2021 the Company issued a €500 million bond maturing in July 2028, paying an annual coupon of 4.5%, and a $500 million bond maturing in July 2029, paying an annual coupon of 5.5%. In July 2021, the Company increased its existing undrawn committed revolving credit facility (maturing in July 2022) from £1,935 million to £2,015 million and also increased the extension of the committed revolving credit facility (maturing in March 2024) from £1,310 million to £1,500 million.

Related party transactions

Related party transactions for Q1 FY22 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 30 of this Interim Report. There have been no material changes to the related party transactions described in the latest Annual Report.

Personnel

At 30 June 2021, Jaguar Land Rover employed 35,472 people worldwide, including agency personnel, compared to 37,357 at 30 June 2020. On 7 June 2021 Francois Dossa was appointed to the position of Executive Director, Strategy & Sustainability and effective 12 July 2021, Lennard Hoornik was appointed Chief Commercial Officer. Furthermore, Hanno Kirner, has been appointed to the position of Executive Director, Tata Group Synergy Programmes.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Thierry Bolloré	Chief Executive Officer and Director	2020

Prof Sir Ralf D Speth*	Vice Chairman and Director	2020

Andrew M. Robb	Director	2009

Nasser Mukhtar Munjee	Director	2012

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

*	Appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

		Three months ended
£ millions	Note	30 June 2021	30 June 2020
Revenue	4	4,966	2,859
Material and other cost of sales		(3,149)	(1,833)
Employee costs		(592)	(435)
Other expenses	8	(986)	(687)
Engineering costs capitalised	5	132	168
Other income	6	53	40
Depreciation and amortisation		(485)	(491)
Foreign exchange gain and fair value adjustments		39	16
Finance income	7	2	4
Finance expense (net)	7	(80)	(54)
Share of loss of equity accounted investments		(10)	—

Loss before tax		(110)	(413)

Income tax expense	13	(176)	(235)

Loss for the period		(286)	(648)

Attributable to:
Owners of the Company		(284)	(648)
Non-controlling interests		(2)	—

The notes on pages 12 to 30 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended
£ millions	30 June 2021	30 June 2020 restated*
Loss for the period	(286)	(648)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	(71)	(937)
Income tax related to items that will not be reclassified	102	178

	31	(759)

Items that may be reclassified subsequently to profit or loss:
Loss on cash flow hedges (net)	(59)	(36)
Currency translation differences	8	17
Income tax related to items that may be reclassified	3	7

	(48)	(12)

Other comprehensive expense net of tax	(17)	(771)

Total comprehensive expense attributable to shareholder	(303)	(1,419)

Attributable to:
Owners of the Company	(301)	(1,419)
Non-controlling interests	(2)	—

*	See note 1 for details of restatement

The notes on pages 12 to 30 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2021	31 March 2021	30 June 2020
Non-current assets
Investments in equity accounted investees		307	316	365
Other non-current investments		24	22	22
Other financial assets	10	278	341	241
Property, plant and equipment	14	6,364	6,461	6,840
Intangible assets	14	5,297	5,387	6,253
Right-of-use assets		612	543	555
Other non-current assets	12	51	32	41
Deferred tax assets		360	397	436

Total non-current assets		13,293	13,499	14,753

Current assets
Cash and cash equivalents		3,040	3,778	2,460
Short-term deposits and other investments		680	1,004	288
Trade receivables		606	863	590
Other financial assets	10	512	477	336
Inventories	11	2,754	3,022	2,627
Other current assets	12	405	448	499
Current tax assets		100	80	15
Assets classified as held for sale		31	—	—

Total current assets		8,128	9,672	6,815

Total assets		21,421	23,171	21,568

Current liabilities
Accounts payable		4,814	6,308	4,333
Short-term borrowings	18	1,178	1,206	1,183
Other financial liabilities	15	717	746	1,001
Provisions	16	1,218	1,161	936
Other current liabilities	17	550	638	827
Current tax liabilities		102	100	90
Liabilities directly associated with assets classified as held for sale		26	—	—

Total current liabilities		8,605	10,159	8,370

Non-current liabilities
Long-term borrowings	18	4,968	4,972	4,842
Other financial liabilities	15	678	625	718
Provisions	16	1,175	1,188	1,295
Retirement benefit obligation	22	445	387	581
Other non-current liabilities	17	449	461	504
Deferred tax liabilities		119	116	122

Total non-current liabilities		7,834	7,749	8,062

Total liabilities		16,439	17,908	16,432

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	20	3,307	3,586	3,460

Equity attributable to shareholders		4,975	5,254	5,128

Non-controlling interests		7	9	8

Total equity		4,982	5,263	5,136

Total liabilities and equity		21,421	23,171	21,568

The notes on pages 12 to 30 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 26 July 2021.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2021	1,501	167	3,586	5,254	9	5,263
Loss for the period	—	—	(284)	(284)	(2)	(286)
Other comprehensive expense for the period	—	—	(17)	(17)	—	(17)

Total comprehensive expense	—	—	(301)	(301)	(2)	(303)

Amounts removed from hedge reserve and recognised in inventory	—	—	27	27	—	27
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(5)	(5)	—	(5)

Balance at 30 June 2021	1,501	167	3,307	4,975	7	4,982

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2020	1,501	167	4,880	6,548	8	6,556
Loss for the period	—	—	(648)	(648)	—	(648)
Other comprehensive expense for the year	—	—	(771)	(771)	—	(771)

Total comprehensive expense	—	—	(1,419)	(1,419)	—	(1,419)

Amounts removed from hedge reserve and recognised in inventory	—	—	(2)	(2)	—	(2)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	1	1	—	1

Balance at 30 June 2020	1,501	167	3,460	5,128	8	5,136

The notes on pages 12 to 30 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended
£ millions	Note	30 June 2021	30 June 2020
Cash flows from operating activities
Cash used in operations	25	(464)	(1,040)
Income tax paid		(56)	(24)

Net cash used in operating activities		(520)	(1,064)

Cash flows from investing activities
Purchases of other investments		(1)	—
Proceeds from sale of other investments		—	22
Investment in other restricted deposits		(1)	(2)
Redemption of other restricted deposits		8	12
Movements in other restricted deposits		7	10
Investment in short-term deposits and other investments		(472)	(1,185)
Redemption of short-term deposits and other investments		794	2,289
Movements in short-term deposits and other investments		322	1,104
Purchases of property, plant and equipment		(237)	(222)
Proceeds from sale of property, plant and equipment		3	1
Net cash outflow relating to intangible asset expenditure		(145)	(219)
Finance income received		2	8

Net cash (used in)/generated from investing activities		(49)	704

Cash flows from financing activities
Finance expenses and fees paid		(99)	(74)
Proceeds from issuance of short-term borrowings		587	818
Repayment of short-term borrowings		(583)	(170)
Proceeds from issuance of long-term borrowings		20	—
Repayment of long-term borrowings		(71)	(31)
Payments of lease obligations		(18)	(21)

Net cash (used in)/generated from financing activities		(164)	522

Net (decrease)/increase in cash and cash equivalents		(733)	162
Cash and cash equivalents at beginning of period		3,778	2,271
Cash reclassified as held for sale		(16)	—
Effect of foreign exchange on cash and cash equivalents		11	27

Cash and cash equivalents at end of period		3,040	2,460

The notes on pages 12 to 30 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted for use in the UK. The balance sheet and accompanying notes as at 30 June 2020 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2021, which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2021.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2021, as described in those financial statements.

The Group has been presenting gains and losses on effective cash flow hedges of inventory in the statement of other comprehensive income and expense as “not to be reclassified to income statement”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Group has changed the presentation of these effective cash flow hedges of inventory to “may be reclassified to income statement”, from the year ended 31 March 2021 and accordingly reclassified the comparative amounts for the prior periods. The change in presentation is within the statement of other comprehensive income and expense and does not affect net income.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the

Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2021.

Going concern

The Condensed Interim Financial Statements have been prepared on a going concern basis.

The Directors have assessed the financial position of the Group as at 30 June 2021, and the projected cash flows of the Group for the period from the date of authorising the condensed, consolidated interim financial statements to 30 September 2022 (the ‘going concern assessment period’). The extension beyond a 12-month assessment period is so as to include the reporting date subsequent to the commencement of the revolving credit facility (‘RCF’) from July 2022.

The Group had available liquidity of £5.7 billion at 30 June 2021, including £3.7 billion of cash and a £1.9 billion undrawn revolving credit facility. In July 2021, the Group has issued £0.8 billion of new debt and increased its RCF facility to £2 billion until July 2022 and £1.5 billion from July 2022 until March 2024. Within the going concern assessment period there is a £1 billion liquidity covenant attached to both the UKEF loan and RCF extension from July 2022 to March 2024.

The Group has modelled two main scenarios in its assessment of going concern: a base going concern scenario and a severe but plausible (‘SBP’) downside scenario.

The base going concern scenario is based on the assumptions used in the Group’s assessment as at 31 March 2021, with the period 1 April 2021 to 30 June 2021 updated for actual Group performance. JLR has updated these assumptions in order to reflect the impact of the dynamic near-term supply chain challenges related to global semi-conductor shortages.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

The updated base going concern scenario assumes wholesale volumes in Q2 FY22 that are approximately 50% lower than those included in the FY21 year-end base case scenario with the situation starting to improve in the second half of FY22. This is a lower volume set than the severe but plausible (‘SBP’) downside scenario applied in the FY21 year-end assessment.

Wholesale volumes for the period 1 April 2022 to 30 September 2022 are assumed to be at the same levels as the same period in the FY21 year-end base case scenario, although as noted in management’s discussion and analysis of financial condition and results of operations on page 3, the position in FY23 remains uncertain.

Details of the scenarios and assumptions used in the assessment as at 31 March 2021 are set out in the directors’ report of the Group’s Annual Report for the year ended 31 March 2021.

The SBP scenario models the impact of a repeat of the COVID-19 pandemic. It assumes a four-week plant shutdown in Q4 FY22 followed by volume recovery led by the strong demand levels currently seen by the Group. The timing is aligned to the seasonal increase in respiratory infections common in the northern hemisphere; and the reduced shutdown period compared to the 2020 pandemic reflects improved pandemic containment measures by the Group.

The Group does not consider it plausible that the impact of chip shortages over and above those assumed in the base going concern scenario would be more severe than a repeat of the COVID-19 pandemic.

In addition, reverse stress testing has also been performed. A scenario in which all available liquidity is used requires a significant decline in sales volumes beyond the SBP scenario modelled. Such a scenario is considered to be remote and excludes the impact of mitigating actions.

The Group forecasts sufficient funds in its base going concern scenario and SBP scenarios to meet its liabilities as they fall due throughout the going concern assessment period, without breaching any relevant covenants nor the need for any mitigating actions, new funding, or drawing on its RCF facility. Consequently, the directors consider that adequate resources exist for the Group to continue operating for the going concern assessment period. Accordingly, the Directors continue to adopt the going concern basis in preparing these consolidated financial statements.

2	Government grants

Employee costs for the three month period ended 30 June 2021 is net of government grants received in relation to employees placed on furlough under the Coronavirus Job Retention Scheme of £6 million (three month period ended 30 June 2020: £123 million).

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net Debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

During the year ended 31 March 2021, the definitions of adjusted EBIT and adjusted EBITDA were amended to exclude foreign exchange gains and losses on revaluation of other assets and liabilities, including short-term deposits and cash and cash equivalents. The Group considers the amended APM to better measure the underlying operational profitability of the Group, and is consistent with the treatment of the revaluation of other balance sheet items such as that of debt and unrealised hedges. It also recognises that the Group may use cash and/or derivatives to hedge debt and/or working capital balance sheet exposures and therefore it is logical to present gains or losses on revaluation of all such items consistently, excluded from EBITDA. This is also consistent with the Group’s definition of Free Cash Flow. Adjusted EBIT for the three month period ended 30 June 2020 prior to the change was £(390) million. Adjusted EBITDA for the three month period ended 30 June 2020 prior to the change was £101 million.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2021, the definition of ‘Free cash flow’ was amended to exclude non-automotive investments and net investments in equity and debt investments held at fair value, which are deemed more financial investment in nature. The definition was also amended to exclude foreign exchange gains/losses on short-term deposits and cash and cash equivalents, therefore ensuring more consistent treatment since revaluation of other current assets and liabilities is already excluded. The Group considers these changes should provide greater clarity of Free Cash Flow more closely aligned to JLR’s competitors hence providing improved comparability for users of the APM. Free cash flow for the three month period ended 30 June 2020 prior to the change was £(1,512) million.

Adjusted EBIT and Adjusted EBITDA

		Three months ended
(£ millions)	Note	30 June 2021	30 June 2020 restated
Adjusted EBITDA		449	102
Depreciation and amortisation		(485)	(491)
Share of loss of equity accounted investments		(10)	—

Adjusted EBIT		(46)	(389)

Foreign exchange gain on derivatives		1	8
Unrealised gain on commodities		14	16
Foreign exchange and fair value adjustments on loans		(5)	(36)
Foreign exchange gain on economic hedges of loans		21	32
Foreign exchange loss on balance sheet, cash and deposits revaluation		(18)	(1)
Finance income	7	2	4
Finance expense (net)	7	(80)	(54)
Fair value gain on equity investments		1	7

Loss before tax		(110)	(413)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow

	Three months ended
(£ millions)	30 June 2021	30 June 2020 restated
Net cash used in operating activities	(520)	(1,064)
Purchases of property, plant and equipment	(237)	(222)
Net cash outflow relating to intangible asset expenditure	(145)	(219)
Proceeds from sale of property, plant and equipment	3	1
Finance expenses and fees paid	(99)	(74)
Finance income received	2	8

Free cash flow	(996)	(1,570)

Total product and other investment

		Three months ended
(£ millions)	Note	30 June 2021	30 June 2020
Purchase of property, plant and equipment		237	222
Net cash outflow relating to intangible asset expenditure		145	219
Engineering costs expensed	5	188	107
Purchases of other investments		1	—

Total product and other investment		571	548

In accordance with the definition of total product and other investment set out on page 14, “Engineering costs expensed” for the three months ended 30 June 2021 includes £1 million (three month period ended 30 June 2020: £22 million) of employee costs in relation to employees placed on furlough under the UK Coronavirus Job Retention Scheme. “Engineering costs expensed” excludes the impacts of grants received.

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Cash and cash equivalents	3,040	3,778	2,460
Short-term deposits and other investments	680	1,004	288

Total cash and cash equivalents, deposits and investments	3,720	4,782	2,748

Available liquidity

As at (£ millions)	Note	30 June 2021	31 March 2021	30 June 2020
Cash and cash equivalents		3,040	3,778	2,460
Short-term deposits and other investments		680	1,004	288
Committed undrawn credit facilities	18	1,978	1,938	1,935

Available liquidity		5,698	6,720	4,683

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Net debt

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Cash and cash equivalents	3,040	3,778	2,460
Short-term deposits and other investments	680	1,004	288
Interest-bearing loans and borrowings	(6,740)	(6,697)	(6,561)

Net debt	(3,020)	(1,915)	(3,813)

Retails and wholesales

	Three months ended
Units	30 June 2021	30 June 2020
Retail sales	124,537	74,067

Wholesales*	84,442	48,912

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q1 FY22: 12,699 units, Q1 FY21: 16,513 units.

Notes (forming part of the condensed consolidated interim financial statements)

4	Disaggregation of revenue

	Three months ended
£ millions	30 June 2021	30 June 2020
Revenue recognised for sales of vehicles, parts and accessories	4,674	2,731
Revenue recognised for services transferred	75	74
Revenue - other	196	94

Total revenue excluding realised revenue hedges	4,945	2,899

Realised revenue hedges	21	(40)

Total revenue	4,966	2,859

5	Engineering costs capitalised

	Three months ended
£ millions	30 June 2021	30 June 2020
Total engineering costs incurred	320	275
Engineering costs expensed	(188)	(107)

Engineering costs capitalised	132	168

Interest capitalised in engineering costs capitalised	13	27
Research and development grants capitalised	10	(7)

Total internally developed intangible additions	155	188

6	Other income

	Three months ended
£ millions	30 June 2021	30 June 2020
Grant income	5	19
Commissions	5	6
Other	43	15

Total other income	53	40

7	Finance income and expense

	Three months ended
£ millions	30 June 2021	30 June 2020
Finance income	2	4

Total finance income	2	4

Interest expense on lease liabilities	(11)	(11)
Total interest expense on financial liabilities measured at amortised cost other than lease liabilities	(83)	(69)
Interest income on derivatives designated as a fair value hedge of financial liabilities	2	1
Unwind of discount on provisions	—	(4)
Interest capitalised	12	29

Total finance expense (net)	(80)	(54)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period ended 30 June 2021 was 4.6% (three month period ended 30 June 2020: 4.2%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Other expenses

	Three months ended
£ millions	30 June 2021	30 June 2020
Stores, spare parts and tools	24	20
Freight cost	116	70
Works, operations and other costs	539	389
Power and fuel	21	12
Product warranty	179	133
Publicity	107	63

Total other expenses	986	687

9	Allowances for trade and other receivables

	Three months ended
£ millions	30 June 2021	30 June 2020
At beginning of period	6	11
Charged during the period	1	3
Receivables written off as uncollectable	—	(4)
Unused amounts reversed	—	(2)

At end of period	7	8

10	Other financial assets

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Non-current
Restricted cash	9	8	7
Derivative financial instruments	190	249	140
Warranty reimbursement and other receivables	71	73	88
Other	8	11	6

Total non-current other financial assets	278	341	241

Current
Restricted cash	3	12	2
Derivative financial instruments	304	281	165
Warranty reimbursement and other receivables	72	70	82
Accrued income	37	26	28
Other	96	88	59

Total current other financial assets	512	477	336

11 Inventories

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Raw materials and consumables	109	110	88
Work-in-progress	412	371	403
Finished goods	2,211	2,525	2,136
Inventory basis adjustment	22	16	—

Total inventories	2,754	3,022	2,627

Notes (forming part of the condensed consolidated interim financial statements)

12	Other assets

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Non-current
Prepaid expenses	25	17	11
Research and development credit	15	4	16
Other	11	11	14

Total non-current other assets	51	32	41

Current
Recoverable VAT	134	200	228
Prepaid expenses	165	120	143
Research and development credit	86	104	86
Other	20	24	42

Total current other assets	405	448	499

13	Taxation

Recognised in the income statement

Income tax for the three month period ended 30 June 2021 and 30 June 2020 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the three month period ended 30 June 2021, a tax charge of £176 million was incurred as a result of; inability to recognise UK deferred tax assets arising in the period due to the group’s current UK loss profile and non-recognition of UK deferred tax assets relating to pension and hedging movements in other reserves, £80 million of which arises in consequence of the recently announced increase in future UK corporation tax rate to 25% from 1 April 2023 (currently 19%).

14	Capital expenditure

Capital expenditure in the three month period was £114 million (three month period to 30 June 2020: £238 million) on property, plant and equipment and £167 million (three month period to 30 June 2020: £205 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

15	Other financial liabilities

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Current
Lease obligations	64	65	70
Interest accrued	80	84	66
Derivative financial instruments	185	238	429
Liability for vehicles sold under a repurchase arrangement	388	359	435
Other	—	—	1

Total current other financial liabilities	717	746	1,001

Non-current
Lease obligations	530	454	466
Derivative financial instruments	147	169	252
Other	1	2	—

Total non-current other financial liabilities	678	625	718

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Current
Product warranty	642	643	709
Legal and product liability	282	198	153
Provision for residual risk	23	24	53
Provision for environmental liability	4	3	4
Other employee benefits obligations	2	10	13
Restructuring	265	283	4

Total current provisions	1,218	1,161	936

Non-current
Product warranty	1,029	1,042	1,087
Legal and product liability	80	71	58
Provision for residual risk	38	42	115
Provision for environmental liability	23	23	17
Other employee benefits obligations	5	10	18

Total non-current provisions	1,175	1,188	1,295

£ millions	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2021	1,685	269	66	26	20	283	2,349
Provisions made during the period	195	102	3	1	1	4	306
Provisions used during the period	(170)	(9)	(1)	—	(10)	(20)	(210)
Unused amounts reversed in the period	(39)	—	(8)	—	(3)	(2)	(52)
Foreign currency translation	—	—	1	—	(1)	—	—

Balance at 30 June 2021	1,671	362	61	27	7	265	2,393

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, retailer terminations, employment cases, personal injury claims and compliance with emission and battery disposal regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties. However, management believe it highly likely this provision will be utilised within the current financial year, with the likely range of outcomes not being materially different to the amount recorded.

17 Other liabilities

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Current
Liabilities for advances received	113	61	131
Ongoing service obligations	310	315	328
VAT	3	122	224
Other taxes payable	111	120	118
Other	13	20	26

Total current other liabilities	550	638	827

Non-current
Ongoing service obligations	439	451	492
Other	10	10	12

Total non-current other liabilities	449	461	504

Notes (forming part of the condensed consolidated interim financial statements)

18	Interest bearing loans and borrowings

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Short-term borrowings
Bank loans	584	572	593
Current portion of long-term EURO MTF listed debt	399	399	300
Current portion of long-term loans	195	235	288
Other secured	—	—	2

Short-term borrowings	1,178	1,206	1,183

Long-term borrowings
EURO MTF listed debt	3,931	3,921	3,614
Bank loans	1,003	1,037	1,214
Other unsecured	34	14	14

Long-term borrowings	4,968	4,972	4,842

Lease obligations	594	519	536

Total debt	6,740	6,697	6,561

Undrawn facilities

As at 30 June 2021, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2021: £1,935 million,

30 June 2020: £1,935 million). This facility is available in full until 2022. The group also has £43 million undrawn on its fleet buyback facility (31 March 2021: £3 million, 30 June 2020: £nil).

In July 2021, the Group increased its RCF facility to £2 billion until July 2022 and £1.5 billion from July 2022 until March 2024.

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 36 to the annual consolidated financial statements for the year ended 31 March 2021.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 June 2021		31 March 2021		30 June 2020
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,040	3,040	3,778	3,778	2,460	2,460
Short-term deposits and other investments	680	680	1,004	1,004	288	288
Trade receivables	606	606	863	863	590	590
Non-equity accounted investments	24	24	22	22	22	22
Other financial assets - current	512	512	477	477	336	336
Other financial assets - non-current	278	278	341	341	241	241

Total financial assets	5,140	5,140	6,485	6,485	3,937	3,937

Accounts payable	4,814	4,814	6,308	6,308	4,333	4,333
Short-term borrowings	1,178	1,188	1,206	1,217	1,183	1,775
Long-term borrowings	4,968	5,220	4,972	5,136	4,842	4,310
Other financial liabilities - current	717	717	746	746	1,001	1,001
Other financial liabilities - non-current	678	759	625	688	718	656

Total financial liabilities	12,355	12,698	13,857	14,095	12,077	12,075

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	(357)	136	1	3,806	3,586
Loss for the period	—	—	—	(284)	(284)
Remeasurement of defined benefit obligation	—	—	—	(71)	(71)
Loss on effective cash flow hedges	—	(37)	(2)	—	(39)
Income tax related to items recognised in other comprehensive income	—	—	—	102	102
Cash flow hedges reclassified to profit and loss	—	(18)	(2)	—	(20)
Income tax related to items reclassified to profit or loss	—	3	—	—	3
Amounts removed from hedge reserve and recognised in inventory	—	24	3	—	27
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(4)	(1)	—	(5)
Currency translation differences	8	—	—	—	8

Balance at 30 June 2021	(349)	104	(1)	3,553	3,307

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2020	(316)	(286)	(33)	5,515	4,880
Loss for the period	—	—	—	(648)	(648)
Remeasurement of defined benefit obligation	—	—	—	(937)	(937)
(Loss)/gain on effective cash flow hedges	—	(176)	18	—	(158)
Gain on effective cash flow hedges of inventory	—	81	1	—	82
Income tax related to items recognised in other comprehensive income	—	18	(3)	178	193
Cash flow hedges reclassified to profit and loss	—	42	(2)	—	40
Income tax related to items reclassified to profit or loss	—	(8)	—	—	(8)
Amounts removed from hedge reserve and recognised in inventory	—	(4)	2	—	(2)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	1	—	—	1
Currency translation differences	17	—	—	—	17

Balance at 30 June 2020	(299)	(332)	(17)	4,108	3,460

21	Dividends

During the three month periods ended 30 June 2021 and 30 June 2020, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

	Three months ended
£ millions	30 June 2021	30 June 2020
Defined benefit obligation at beginning of period	8,432	7,788
Current service cost	33	33
Interest expense	44	44
Actuarial losses arising from:
Changes in demographic assumptions	26	—
Changes in financial assumptions	337	1,611
Exchange differences on foreign schemes	—	1
Member contributions	1	—
Benefits paid	(113)	(124)

Defined benefit obligation at end of period	8,760	9,353

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of period	8,046	8,168
Interest income	43	47
Remeasurement gain on the return of plan assets, excluding amounts included in interest income	292	674
Administrative expenses	(1)	(2)
Employer contributions	47	9
Member contributions	1	—
Benefits paid	(113)	(124)

Fair value of schemes’ assets at end of period	8,315	8,772

The range of assumptions used in accounting for the pension plans in the periods is set out below:

Three months ended	30 June 2021	30 June 2020
Discount rate	1.9%	1.6%
Expected rate of increase in benefit revaluation of covered employees	2.1%	2.0%
RPI inflation rate	3.0%	2.9%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Present value of defined benefit obligations	(8,760)	(8,432)	(9,353)
Fair value of schemes’ assets	8,315	8,045	8,772

Net liability	(445)	(387)	(581)

Non-current liabilities	(445)	(387)	(581)

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 30 June 2021 the mortality assumptions used are the SAPS base table, in particular S3 tables.

For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 104 per cent to 118 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent has been used for male members and scaling factors of 91 per cent to 96 per cent has been used for female members.

For the valuations at 31 March 2021 the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 111 per cent to 117 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 111 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

At each date there is an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

For the valuations at 30 June 2020, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 111 per cent to 117 per cent for males and 101 per cent to 112 per cent for females have been used for the Jaguar Pension Plan, 107 per cent to 111 per cent for males and 101 per cent to 109 per cent for females for the Land Rover Pension Scheme, and 94 per cent for males and 84 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Litigation and product related matters	24	23	32
Other taxes and duties	58	50	135
Commitments:
- Plant and equipment	874	862	1,333
- Intangible assets	22	16	9
- Other	329	270	375
Pledged as collateral/security against the borrowings and commitments:
- Inventory	88	138	206
- Trade receivables	24	19	17
- Other financial assets	25	13	20

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue where mandatory recalls have been initiated in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets. Commitments and contingencies also includes other contingent liabilities, the timing of any outflow will vary as and when claims are received and settled, which is not known with certainty. The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 June 2021. The outstanding commitment of CNY 1,525 million translates to £171 million at the 30 June 2021 exchange rate.

At 30 June 2020, the outstanding commitment was CNY 1,525 million (£176 million at the 30 June 2020 exchange rate).

The Group’s share of capital commitments of its joint venture at 30 June 2021 is £19 million (31 March 2021: £42 million, 30 June 2020: £55 million) and contingent liabilities of its joint venture at 30 June 2021 is £nil (31 March 2021: £nil, 30 June 2020: £nil).

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

Notes (forming part of the condensed consolidated interim financial statements)

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2021	31 March 2021	30 June 2020
Short-term debt	1,242	1,271	1,253
Long-term debt	5,498	5,426	5,308

Total debt*	6,740	6,697	6,561

Equity attributable to shareholders	4,975	5,254	5,128

Total capital	11,715	11,951	11,689

*	Total debt includes lease obligations of £594 million (31 March 2021: £519 million, 30 June 2020: £536 million).

25	Notes to the consolidated cash flow statement

Reconciliation of loss for the period to cash used in operations

	Three months ended
£ millions	30 June 2021	30 June 2020
Cash flows from operating activities
Loss for the period	(286)	(648)
Adjustments for:
Depreciation and amortisation	485	491
Write-down of intangible assets	7	—
Profit on disposal of assets	—	(1)
Foreign exchange and fair value loss on loans	5	36
Income tax expense	176	235
Finance expense (net)	80	54
Finance income	(2)	(4)
Foreign exchange gain on economic hedges of loans	(21)	(32)
Foreign exchange gain on derivatives	(1)	(8)
Foreign exchange loss on balance sheet revaluation	27	27
Foreign exchange gain on other restricted deposits	(1)	—
Foreign exchange loss on short-term deposits	2	1
Foreign exchange gain on cash and cash equivalents	(11)	(27)
Unrealised gain on commodities	(14)	(16)
Gain on matured revenue hedges	—	(6)
Share of loss of equity accounted investments	10	—
Fair value gain on equity investments	(1)	(7)
Other non-cash adjustments	3	1

Cash flows from operating activities before changes in assets and liabilities	458	96

Trade receivables	257	236
Other financial assets	(18)	12
Other current assets	27	(24)
Inventories	273	841
Other non-current assets	(10)	399
Accounts payable	(1,380)	(2,214)
Other current liabilities	(79)	122
Other financial liabilities	(7)	(42)
Other non-current liabilities and retirement benefit obligation	(25)	(413)
Provisions	40	(53)

Cash used in operations	(464)	(1,040)

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2020	526	4,817	541	5,884
Proceeds from issue of financing	818	—	—	818
Issue of new leases	—	—	11	11
Repayment of financing	(201)	—	(32)	(233)
Interest accrued	—	—	11	11
Reclassification of long-term debt	31	(31)	—	—
Foreign exchange	9	50	5	64
Fee amortisation	—	2	—	2
Fair value adjustment on loans	—	4	—	4

Balance at 30 June 2020	1,183	4,842	536	6,561

Balance at 1 April 2021	1,206	4,972	519	6,697
Proceeds from issue of financing	587	20	—	607
Issue of new leases	—	—	91	91
Repayment of financing	(654)	—	(29)	(683)
Interest accrued	—	—	11	11
Reclassification of long-term debt	31	(31)	—	—
Foreign exchange	8	4	2	14
Fee amortisation	—	2	—	2
Fair value adjustment on loans	—	1	—	1

Balance at 30 June 2021	1,178	4,968	594	6,740

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. The amounts outstanding are unsecured and will be settled in cash.

Three months ended 30 June 2021 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	63	—	2	8
Purchase of goods	—	—	5	16
Services received	—	—	32	19
Services rendered	7	—	—	—
Trade and other receivables	44	—	—	22
Accounts payable	—	—	16	34

Three months ended 30 June 2020 (£ millions)	With joint ventures of the Group	With associates of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	87	—	—	—
Purchase of goods	—	—	—	5
Services received	—	—	29	13
Services rendered	7	—	—	—
Trade and other receivables	74	—	1	22
Accounts payable	—	—	11	46

Compensation of key management personnel

	Three months ended
£ millions	30 June 2021	30 June 2020
Key management personnel remuneration	7	3

27	Subsequent events

In July 2021 the company issued a $500 million bond maturing in 2029 and paying an annual coupon of 5.5% and a €500 million bond maturing in 2028 and paying an annual coupon of 4.5%.

In July 2021, the Group increased its RCF facility to £2 billion until July 2022 and £1.5 billion from July 2022 until March 2024.